

August 25, 2025

Quipt Home Medical Corp.
1019 Town Drive
Wilder, Kentucky 41076
Attn: Board of Directors

Re: Acquisition Proposal

Dear Board Members,

Forager Capital Management ("**FCM**") has reviewed information about Quipt Home Medical Corp. ("**Quipt**") which is publicly available on its website and under its profile at sec.gov/EDGAR (collectively, the "**Information**"). FCM is pleased to submit this immediately actionable acquisition proposal (the "**Acquisition Proposal**") to enter into a transaction (the "**Potential Transaction**") to acquire 100% of the issued and outstanding common shares (the "**Common Shares**") of Quipt in cash. The Acquisition Proposal is fully financed, not subject to due diligence, and structured to ensure fairness and speed for Quipt's shareholders.

Based on publicly available information, we believe the Potential Transaction provides compelling and immediate value to shareholders that they are unlikely to receive from the public markets.

1.   Purchase Price

Based on our analysis and subject to the terms and conditions set out in this Acquisition Proposal, we propose to acquire, for cash, 100% of the Common Shares at a price of $3.10 per Common Share (the "**Purchase Price**"). The Purchase Price represents a significant premium to the trading price of the Quipt Common Shares across a number of measuring periods, including, a 120% premium over the $1.41 unaffected closing price on May 19, 2025 (the last trading day before our May 17, 2025 Letter of Intent was made public). The premium offered was strongly received by the market, as reflected in the share price movement following the May proposal.

2.   Sources of Financing

An affiliate of FCM anticipates funding the Potential Transaction using cash on hand. FCM will not require any financing from Quipt or its shareholders. If CIT Bank, N.A. requires repayment of loans they have made to Quipt, FCM has access to additional funds from available lines of credit to repay those loans on closing. Therefore, the Potential Transaction does not need a financing contingency.

3.   Due Diligence

This Acquisition Proposal is not subject to any due diligence condition, as FCM has evaluated the information that it needs to complete the Potential Transaction.

4.   **Transaction Structure**

FCM, through a direct or indirect wholly owned subsidiary, will acquire 100% of the issued and outstanding Common Shares. It is currently contemplated that the Potential Transaction will be effected by way of a plan of arrangement pursuant to applicable Canadian corporate and securities law, subject to finalizing the structure of the Potential Transaction once all of the tax, corporate, and securities laws issues have been reviewed in detail and subject to the provisions hereof, including the entering into of definitive documentation containing customary terms and conditions for transactions of this nature (including, but not limited to, "fiduciary out" provisions to comply with applicable laws, a material adverse effect provision and certain fundamental representations and warranties).

5.   **"Go-Shop"**

The definitive agreement to be entered into with respect to the Potential Transaction between FCM and Quipt (the "**Definitive Agreement**") will contain provisions allowing Quipt to undertake a standard "go-shop" process with customary deal protections, including (a) a go-shop provision for 30-days post signing of the Definitive Agreement (the "**Go-Shop Period**"); (b) a no-shop/non-solicitation covenant to apply upon expiration of the Go-Shop Period (such period following the expiration of the Go-Shop Period, the "**No-Shop Period**"); (c) matching rights for FCM with respect to competing proposals; and (d) a break-up fee of 3.5% of the total Purchase Price during the Go-Shop Period and of 5.5% of the total Purchase Price during the No-Shop Period (including, without limitation, for termination pursuant to any "fiduciary out" provisions contained in the Definitive Agreement).

6.   **Illustrative Timeline**

The Proposed Transaction is of the highest priority for us, and our legal and financial advisors are prepared to proceed as quickly as possible. With Quipt's full cooperation, we believe we can settle definitive documentation in the following time frame:

- **Week 1: Quipt executes this Acquisition Proposal**
- **Weeks 2 – 6: Negotiate and sign definitive agreement between FCM and Quipt**
- **Weeks 6 – 9: Settle Quipt circular and finalize fairness opinion**
- **Weeks 6 – 10: Go-Shop Period**
- **Weeks 9 – 11: Seek Interim Court Order and Mail Meeting materials to Quipt shareholders**
- **Week 14: Quipt shareholder meeting**
- **Week 15: Seek Final Court Order**
- **Weeks 15 – 16: Complete all closing conditions**
- **Week 16: Closing**

7.   Expenses

Each party hereto shall bear its own costs and expenses in connection with the negotiation and closing of the Potential Transaction ("**Transaction Costs**") and no party hereto shall have any liability for the Transaction Costs of any other party hereto.

8.   Legal Status of Proposal

While this Acquisition Proposal is non-binding in order to comply with applicable Canadian securities laws, FCM is prepared to enter into definitive, immediately actionable documentation based on the terms proposed herein. We remain fully committed to working with the Board to finalize a transaction that maximizes value for all stakeholders.

9.   Equitable Relief

The parties hereto acknowledge that a breach of this Acquisition Proposal would cause irreparable harm for which monetary damages would be an inadequate remedy. A party hereto may seek equitable relief in the event of any breach or threatened breach by any other party hereto, including injunctive relief against any breach thereof and specific performance of any provision, in addition to any other remedy to which a party hereto may be entitled.

10.   Contact Person

If you have any questions, clarifications, or correspondence regarding this Acquisition Proposal please contact:

Johnny Wilhelm
Partner
Forager Capital Management
(205) 363-4763

[Signature Page Follows]

12987862-1

We believe this Acquisition Proposal represents a unique opportunity for Quipt shareholders to realize immediate and certain value. We are prepared to engage with the Board immediately to finalize the transaction and stand ready to move forward swiftly for the benefit of all stakeholders.

Thank you.

Forager Capital Management

By: _____
Name: Johnny Wilhelm
Title: Partner

**AGREED AND ACCEPTED
FOR QUIPT**

Quipt Home Medical Corp.

By:_____
Name:_____
Title:_____
Date:_____